LRP Landesbank Rheinland-Pfalz

04010995

The United States
Securities and Exchange Commission
Division of Corporate Finance
Room 3099 (3-7)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

Your contact
Mr. Seibel

Your Reference	Our Reference	Telephone/Fax (06131) 13-	Date
	sei/ru/654	3108/3130	22 March 2004

Re: Landesbank Rheinland-Pfalz, File No. 82-4930
Claim for Exemption pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

PROCESSED
APR 06 2004
THOMSON FINANCIAL

Dear Sirs,

Referring to our above mentioned claim for exemption please find enclosed the English version of our Financial Statements 2003.

If you have any queries please do not hesitate to contact me under the telephone number indicated above.

Yours faithfully,

LANDESBANK RHEINLAND-PFALZ
Girozentrale

Encl.



"Strong Performance"

From the Financial Statements 2003

LRP Landesbank Rheinland-Pfalz

LRP Posts Strong 2003 Performance. Optimistic Outlook for 2004.

- Market position strengthened
- Capital ratios increased
- Performance ratios significantly improved
- Net income for the year markedly increased
- Enhanced performance within the partnership

LRP Landesbank Rheinland-Pfalz, Mainz, posted a strong performance in 2003. With operating profit increased by one third to € 192 million and net income for the year up by one fifth to € 90 million, Chairman of the Managing Board, Dr. h.c. Klaus G. Adam, expressed his satisfaction with the results achieved in the face of a challenging economic environment and saw the Bank's business policy vindicated by the results once again. LRP's selective focus on profit-oriented business led to lower risk expenses. In addition, the Bank succeeded in improving its key financial ratios in significant measure. The return on equity (RoE) rose to 13.9 %, the cost-income ratio (CIR) declined to 47.8 %, the total capital ratio (BIS) increased to 12.6 % and the core capital ratio (BIS) even rose to 7.3 %. "These figures demonstrate that we have made a significant contribution towards shaping our Bank's future," Adam said on the occasion of the presentation of the balance sheet results at the press conference in Mainz. Referring to the ongoing negotiations on LRP's business and ownership structure following the mid-2005 expiration of the present liability and guarantee systems, Adam said that the owners were busy developing a forward-looking solution, that these negotiations involved the Managing Board of LRP and were being supported by the state government of Rheinland-Pfalz. The eventual solution would take into account all requirements including the Bank's profitability, the needs of the savings banks partnership and the expectations of the state government.

Strong increase in results

The Bank's operating result was increased by 13.7 % to € 257 (226) million in the financial year 2003. Even though the results from maturity transformation came in at a lower level because of the flat yield curve, net interest income remained stable at € 386 million. Net commission income rose by 18.8 % to € 82 (69) million, as the continued decline in securities commission income was more than compensated by increases in other areas of business. Net income from trading activities rose significantly to € 15 million.

Efficient cost management

As in the previous year, general administrative expenses were reduced through efficient cost management. At the bottom line, general administrative expenses declined by 1.1 % to € 235 (238) million. This decline primarily reflected lower personnel expenses. In the year under review, the number of employees was reduced by 70, which means that the medium-term headcount reduction programme, which provides for a reduction by 200 positions until 2005, is proceeding on schedule. Furthermore, the containment of operating expenses contributed to this decrease.

Clearly reduced provisions

Net allocations to provisions for risks and other adjustments were clearly reduced to € 66 (83) million even though the Bank upheld its conservative risk valuation policy. In view of the weak economic environment, counterparty risks remained at the focus of the provisioning efforts. In order to avoid cluster and major risks also in the future, LRP has continued to expand its risk controlling resources, while risk management as such has been refined through the targeted use of portfolio management tools.

Operating profit increased by one third

Operating profit rose by 33.6 % to € 192 (144) million. The recognition of restructuring expenses and provisions for benefits to pensioners led to an extraordinary expense of € 12 million. Taxes almost tripled to € 60 (22) million, reflecting, in particular, the subsequent taxation of a depreciation of investment fund certificates in 2002. Following the distribution of € 31 million to silent participations, net income for the year rose by 20 % to € 90 million. Apart from a 6 % dividend paid to the owners of LRP, the net income for the year also supports significant further allocations to reserves. In addition, the group's profit reserves were strengthened by € 35 million.

Capital ratios increased

Mainly as a result of profit retention, LRP was able to increase its equity capital once again in 2003. At year-end, total capital funds stood at € 3.3 billion. This means that the core capital ratio (BIS) rose significantly to 7.3 % while the total capital ratio (BIS) was boosted to 12.6 %. Following formal adoption of the annual accounts, the core capital ratio and the total capital ratio will increase to 7.7 % and 12.9 %, respectively.

Selective lending policy

A year-end volume of € 65.6 (65.8) billion means that the LRP group's total assets were slightly below the previous year's level, reflecting the Bank's selective lending policy and, in particular, the exchange rate environment. The business volume stood at € 73.7 billion. As LRP supported its customers with short-term and long-term loans as well as complementary products and services, the credit volume rose by 0.4 % to € 61.9 billion. Claims on banks rose by 3.2 % to € 22 billion. Claims on customers reached € 20.7 billion, more than half of which (€ 12.4 billion) were accounted for by municipal and mortgage loans. Total exposure to the savings banks in Rheinland-Pfalz amounted to € 6.4 billion.

Issuing business expanded

Rising to a volume of € 30.2 billion, certificated liabilities remained LRP's most important source of funding. In line with our diversified funding strategy, we placed a considerable portion of our new issues in the international capital markets. Liabilities to banks declined by 13.7 % to € 16.9 billion. This figure includes € 1.9 billion in deposits made by the savings banks in Rheinland-Pfalz. At € 11.3 billion, customer deposits contributed to LRP's funding in increased measure.

Partnership with the savings banks intensified

LRP has contributed to an improvement of the partnership with the savings banks through further development of its products and services and through intensified cooperation. As a result, the partnership was able to defend its long-standing leadership in the market for building society services and business promotion services in Rheinland-Pfalz. In addition, the savings banks were able to avail themselves of LRP's comprehensive range of services in the international business, which helped them build their international profile vis-à-vis their medium-sized customers. LRP's expanded range of services in the areas of securities services and asset management also met with great interest. Adam declared himself convinced that the "Sparkassen-Finanzverbund Rheinland-Pfalz" will continue to be successful as the leading provider of financial services to business, municipalities and private individuals.

Mainz, 18 March 2004

Financial Statements 2003

Group Balance Sheet (Key Figures)[1] LRP, LBS, LRI, LRP Capital, LRA	**31/12/2003** **€ billions**	31/12/2002 € billions	Changes € billions	 %
Total assets	**65.6**	65.8	– 0.2	– 0.4
Business volume	**73.7**	75.7	– 2.0	– 2.6
Claims on banks	**22.0**	21.3	0.7	3.2
Claims on customers	**20.7**	20.9	– 0.2	– 0.8
including: building loans of Landes-Bausparkasse	**2.0**	2.0	0.0	0.5
Securities	**19.1**	19.5	– 0.4	– 2.4
Trust assets	**2.0**	2.3	– 0.3	– 12.4
Liabilities to banks	**16.9**	19.5	– 2.6	– 13.7
Liabilities to customers	**11.3**	9.6	1.7	18.0
including: savers' deposits of Landes-Bausparkasse	**2.0**	1.8	0.2	11.2
Certificated liabilities	**30.2**	29.5	0.7	2.1
Capital funds	**3.3**	3.3	0.0	0.5

Staff (at year-end)	**1,922**	1,980	– 58	– 2.9

Group Results	**01/01/–** **31/12/2003** **€ millions**	01/01/– 31/12/2002 € millions	Changes € millions	 %
Net interest income	**385.6**	387.7	– 2.1	– 0.5
Net commission income	**82.1**	69.1	13.0	18.8
Net income from trading activities	**15.3**	0.4	14.9	> 100
Other operating expenses/income	**9.4**	7.0	2.4	34.3
General administrative expenses	**235.2**	237.9	– 2.7	– 1.1
Provisions for risks/adjustments	**65.5**	82.8	– 17.3	– 20.9
Operating pofit	**191.7**	143.5	48.2	33.6
Extraordinary expenses	**11.5**	15.8	– 4.3	– 27.2
Net income for the year before taxes	**180.2**	127.7	52.5	41.1
Taxes on income and revenues	**59.6**	22.1	37.5	> 100
Distribution to silent participations	**30.6**	30.6	0.0	0.0
Net income for the year	**90.0**	75.0	15.0	20.0
Ratios	**%**	%		
Return on Equity (RoE) before taxes	**13.9**	11.9		
Return on Equity (RoE) after taxes	**6.9**	7.0		
Cost-Income Ratio (CIR)	**47.8**	51.5		
Overall Ratio according to Principle I	**12.0**	11.1		
Total Capital Ratio (BIS)	**12.6**	11.9		
Core Capital Ratio (BIS)	**7.3**	6.1		

Rating categories	**Moody's**	**S & P**	**Fitch**	**JCR**
Long-Term	Aa1	AA	AAA	AAA
Short-Term	P–1	A–1+	F1+	
Financial Strength/Individual	C	–	C	
Public-Sector Pfandbrief	Aaa	AAA	AAA	

[1] Adjusted figures 2002 due to the deconsolidation of WIB

Differences due to rounding

The LRP annual report 2003 will be available at the beginning of June 2004.

ADDRESSES

LRP
Landesbank Rheinland-Pfalz

Grosse Bleiche 54-56
D-55098 Mainz
Tel (+ 49 61 31) 13-01
Fax (+ 49 61 31) 13-27 24
e-mail: LRP@LRP.de
www.lrp.de

LBS
Landes-Bausparkasse Rheinland-Pfalz

Vordere Synagogenstrasse 2
D-55116 Mainz
Tel (+ 49 61 31) 13-02
Fax (+ 49 61 31) 13-47 40
e-mail: info@lbs-rlp.de
www.lbs-rlp.de

LRP Capital GmbH

Grosse Bleiche 54-56
D-55098 Mainz
Tel (+ 49 61 31) 13-24 03
Fax (+ 49 61 31) 13-39 13
e-mail: lrp.capital@LRP.de

LRI
Landesbank Rheinland-Pfalz International S.A.

10-12, Boulevard Roosevelt
L-2450 Luxembourg
Tel (+ 3 52) 47 59 21-1
Fax (+ 3 52) 47 59 21-3 14
e-mail: info@lri.lu
www.lri.lu

LTH
Landestreuhandstelle Rheinland-Pfalz

Ernst-Ludwig-Strasse 6-10
D-55098 Mainz
Tel (+ 49 61 31) 13-21 00
Fax (+ 49 61 31) 13-30 05
e-mail:
landestreuhandstelle@lth-rlp.de
www.lth-rlp.de

LB Rheinland-Pfalz Finance B.V. (LRA)

Strawinskylaan 3111
NL-1077 ZK Amsterdam
Tel (+ 31 20) 4 42 02 48
Fax (+ 31 20) 4 06 45 55

Managing Board

Dr. h.c. Klaus G. Adam, Chairman
Dr. Friedhelm Plogmann, Vice Chairman
Werner Fuchs
Paul K. Schminke

Published by:
LRP Landesbank Rheinland-Pfalz
Mainz

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